SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Documents attached hereto:

i) A press release dated 04 May 2004 regarding board approval of the exercise of Globe Telecom, Inc.’s option to redeem its US$220 million bonds due 2009	3
ii) A press release dated 04 May 2004 regarding quarterly financial performance	4
iii) A press release dated 03 May 2004 regarding US$100 million term loan facility	5

PRESS RELEASE	MAY 04, 2004

Globe Board Approves Exercise of Call Option on 2009 US$220M Bond

The Board of Directors of Globe Telecom Inc. in its meeting today approved the exercise in August 2004 of the company’s option to redeem its US$220 million bonds due 2009. The bonds were originally issued in August 1999 and carry a coupon of 13%.

Globe has raised a US$50 million 5-year term loan and a PHP3 billion Peso Retail Issue to fund in part the early redemption of these bonds. The balance of the redemption will be funded with internally generated cash. Globe had previously redeemed US$69 million of these bonds, and, as of March 31, 2004, US$151 million of these bonds remain outstanding.

Globe’s decision to exercise its option to redeem these bonds in August, 2004 is part of Globe’s liability management strategy to refinance more expensive debt. Globe expects that this strategy will generate significant savings including through reductions in Globe’s interest expense.

For reference:

Ms. Cecilia T. Cruzabra

Vice President – Treasury

Tel No. (632) 7302742

PRESS RELEASE	MAY 04, 2004

GLOBE REPORTS 52% INCREASE IN NET INCOME TO (Peso)3.1 BILLION

Globe posted a net income of (Peso)3.1 billion during the first three months of 2004 on the back of combined top-line growth and increased operating efficiency. Earnings per share increased to (Peso)21.70, 66% higher than the (Peso)13.08 posted in the same period in 2003 which also reflects lower shares outstanding following the 12 million share buyback late last year.

Globe’s service revenues in the first quarter amounted to (Peso)12.8 billion, a 16% increase from the same period in 2003, driven by the growth in subscriber take-up. Through effective optimization of company resources, operating costs and expenses grew by only 12% to (Peso)5.2 billion. As a result, earnings before interest, taxes, depreciation and amortization (EBITDA) rose to (Peso)8.3 billion and EBITDA margin improved to 65%.

Globe reported record gross additions of 2.2 million during the quarter. However, net additions only totaled 277,197, resulting from the high churn rate earlier anticipated. This churn level reflects the subscribers who left the Globe network from June to October last year when the competitive over-the-air reload service was unchallenged. Most of these churned subscribers, however, were no longer revenue-generating and therefore did not impact financial performance in the first quarter. The Company’s total wireless subscriber base registered at 9.1 million in March this year, a 29% increase from a year ago.

Globe Autoload Max which was launched in November 2003, combined with the Share-a-Load Service launched in January 2004, have become significant contributors to prepaid reload volumes. Total retailers for over-the-air reload service already exceeded 300,000 at the end of the first quarter. The success of Globe’s over-the-air service offering is expected to reduce churn going forward.

“We are pleased with our financial performance in the first quarter, as it reflects both growth and the solid operational strength of our underlying business. We continue to be optimistic over the potential of the wireless market in the Philippines and are well poised to take advantage of growth opportunities,” Gerardo C. Ablaza, Jr., President and CEO of Globe said. “Exciting developments in the recent year both in service creation and channel distribution, have opened up vast pockets of opportunity for industry players, while at the same time allowing more and more Filipinos to benefit from the continuous drop in the cost of our services and available handsets. Our main challenge moving forward lies in ensuring that Globe provides a service that is increasingly attractive and relevant to the mass market – which is where growth is coming from,” he added.

Globe’s total asset base was at (Peso)140.9 billion, with total debt dropping further by 3% from the previous year to (Peso)55.4 billion as of 31 March 2004. Capital expenditures amounted to (Peso)4.3 billion, equivalent to 33% of service revenues. Free cash flow was strong at (Peso)3.5 billion, 41% higher than the (Peso)2.5 billion recorded in the first quarter of 2003. This year, the Company earmarked around (Peso)19.7 billion for its capital expenditure program, primarily for the expansion of its wireless business.

For Reference:

Rizza Maniego-Eala	Malou Rustia-Santos
VP - Financial Planning and Analysis	Head - Investor Relations
Tel. No: + 632 730-2982	Tel. No: + 632 730-2820
Fax No: + 632 739-0072	Fax No: + 632 739-0072

Press Release	03 May 2004

Globe Telecom, Inc.

US$100 MILLION TERM LOAN FACILITY

The US$100,000,000 Term Loan Facility for Globe Telecom was signed on 29 April 2004 in Singapore, with Norddeutshe Landesbank Girozentrale (Singapore Branch) as Lender. The Facility is a 5-year term loan with a floating rate of interest over US$ LIBOR. Proceeds will be used to finance capital expenditure requirements related to the Globe’s Phase 10 network expansion.

For queries please contact:

Ms. Cecilia T. Cruzabra

Vice President – Treasury

(632) 7302742

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Telecom Inc.

By:	/s/ Delfin C Gonzalez, Jr.
Name:	Delfin C. Gonzalez, Jr.
Title:	Chief Financial Officer

Date: May 4, 2004